Exhibit 7.1
CONTRIBUTION AGREEMENT
by and between
Beauty & Pinups, Inc.
and
Beauty and Pin Ups, LLC
DATED APRIL 13TH, 2015
This CONTRIBUTION AGREEMENT (this “Agreement”) is entered into by and between Beauty & Pinups, Inc., a New York corporation (“BPU”), Priel Maman (“Maman”) (BPU and Maman, collectively, the “Contributor”), and Beauty and Pin Ups, LLC, a North Carolina limited liability company (the “Company”), as of date first referenced above (the “Contribution Date”).
RECITALS
1. BPU conducts a business that produces, markets and sells various beauty related products (the “Business”).
2. Contributor wishes to contribute the Business and certain intellectual property to the Company in exchange for a 12% membership interest in the Company to Maman, a 10% membership interest in the Company to Sigan Industries Group and a cash payment of $150,000 to the Contributor.
3. In order to accomplish the foregoing, simultaneously with the execution of this Agreement, Contributor and the Company shall enter into the agreements identified in Article III hereof (collectively, the “Other Agreements”).
4. The foregoing contribution of assets by Contributor and assumption of liabilities by the Company are all subject to the terms and conditions of this Agreement and the Other Agreements.
In consideration of the foregoing and the mutual representations, warranties, covenants, and agreements herein contained, Contributor and the Company agree as follows:
ARTICLE I
CONTRIBUTION OF ASSETS BY CONTRIBUTOR
SECTION 1.1 Contribution of the Assets.
(a) Subject to the terms and conditions of this Agreement, on the Contribution Date, Contributor hereby assigns, transfers, and delivers to the Company, as a contribution, free and clear of all title defects, objections, liens, pledges, claims, rights of first refusal, options, charges, security interests, mortgages, or other encumbrances of any nature whatsoever (collectively, “Encumbrances”) other than “Permitted Encumbrances” (as defined in Section 1.1(b) of this Agreement), all of the assets, properties, and business of every kind and description; wherever located; real, personal, or mixed; tangible or intangible; owned or held; or used primarily in the conduct of the Business by Contributor as the same shall exist on the Contribution Date including all assets and property shown on the financial statements of the Contributor and all assets and property thereafter acquired by Contributor in respect of or used in the Business immediately prior to the Contribution Date (collectively, the “Assets”), and including, without limitation, all right, title, and interest of Contributor in, to, and under:

(i) The machinery, equipment, furniture, vehicles, and other tangible property (including, without limitation, maintenance and operating supplies, fuel, and spare parts for such machinery and equipment) used in connection with the Business (collectively, the “Equipment”);
(ii) The raw materials, finished goods, work-in-process, supplies, and inventories, with respect to the Business carried on by Contributor (collectively, the “Inventory”);
(iii) Those patents, copyrights, trademarks, trade names, technology, know-how, processes, trade secrets, inventions, proprietary data, formulae, research and development data, computer software programs, and other intangible property, and any applications for the same, used primarily in the portion of the Business carried on by Contributor, and all goodwill associated with such intangible property (collectively, the “Intangible Property”);
(iv) All of Contributor’s rights, claims, credits, causes of action, or right of setoff against third parties relating to the Assets, including, without limitation, unliquidated rights under manufacturers’ and vendors’ warranties (collectively, “Claims”);
(v) The contracts, agreements, leases, licenses, and other instruments, arrangements, and commitments being assumed by the Company with respect to the Assets pursuant to Section 1.4 of this Agreement (collectively, “Rights”);
(vi) All transferable licenses, permits, registrations, authorizations, use agreements, orders, or approvals of governmental or quasi-governmental agencies and authorities (whether federal, state, local, municipal, or foreign) or private parties relating to the construction, use, operation, or enjoyment of the Assets (collectively, “Permits”);
(vii) All accounts receivable arising out of sales of Inventory or otherwise in the ordinary and usual course of the operation of the Business prior to the close of business on the Contribution Date (collectively, “Receivables”);
(viii) Originals or copies of all books, records, files, and papers, whether in hard copy or computer format, used in the Business, including without limitation, engineering information, manuals and data, sales and advertising materials, sales and purchase correspondence, lists of present and former suppliers, and personnel and employment records (collectively, “Files and Records”);

(ix) All lists of present and, to the extent available, future customers and goodwill associated with the Assets.
(b) For purposes of this Agreement, “Permitted Encumbrances” shall mean (i) the “Assumed Liabilities,” as defined in Section 1.3 of this Agreement, (ii) liens for current taxes not yet due and payable, and (iii) Encumbrances that, individually or in the aggregate, do not or would not have a material adverse effect on the business or financial condition of the Business taken as a whole or materially interfere with the present use of any Assets subject thereto.
SECTION 1.2 Conveyance Instruments. In order to effectuate the contribution of the Assets as contemplated by this Article I, Contributor has, or will hereafter, execute and deliver, or cause to be executed and delivered, all such documents or instruments of assignment, transfer, or conveyance, in each case dated the Contribution Date (collectively, the “Conveyance Instruments”), as the parties and their respective counsel shall reasonably deem necessary or appropriate to vest in or confirm title to the Assets to the Company, including without limitation, the Assignment of Servicemarks and Trademarks and Assignment of Patents between the parties dated even date herewith.
SECTION 1.3 Assumed Liabilities. Subject to the terms and conditions of this Agreement, and in reliance on the representations, warranties, covenants, and agreements of the parties contained herein, the Company hereby assumes and agrees to pay, discharge, or fulfill the following liabilities and obligations relating to the Business: all of the liabilities and obligations in respect of the contracts, agreements, licenses, and other instruments, arrangements, and commitments with Sigan Industries Group and it’s affilitates with respect to the production of the product (collectively, the “Assumed Liabilities”).
SECTION 1.4 Excluded Liabilities. Notwithstanding any provision of this Agreement or any Conveyance Instrument to the contrary, the Company is assuming only the Assumed Liabilities and is not assuming any other liability or obligation of Contributor (or any predecessor owner of all or part of its business and assets) of whatever nature whether presently in existence or arising hereafter, and all such other liabilities and obligations shall be retained by and remain liabilities of Contributor (all of such liabilities and obligations not being assumed hereinafter referred to as the “Excluded Liabilities”) and, notwithstanding anything to the contrary in this Section 1.4, none of the following shall be “Assumed Liabilities” for purposes of this Agreement:
(a) Any liability for any taxes, fees or assessments by any federal, state or local governmental authority (“Taxes”) arising from or with respect to the Assets or the operations of the Business incurred or attributable to any period prior to the Contribution Date (the “Excluded Tax Liabilities”);

(b) Any liabilities or obligations relating to employee benefits or compensation, including, without limitation, any liabilities or obligations under any of Contributor’s employee benefit agreements, plans, or other arrangements; or
(c) Any liabilities relating to the Excluded Assets (it being understood that any Tax Liability relating to the Excluded Assets shall be an Excluded Tax Liability for purposes of this Agreement).
ARTICLE II
RELATED TRANSACTIONS
SECTION 2.1 Other Agreements. Contemporaneously with the execution of this Agreement, the applicable parties shall enter into the following Other Agreements:
(a) Redemption Agreements, in form and substance reasonably satisfactory to the Company, pursuant to which BPU will redeem all the capital stock of Contributor from Amnon Ashtar in exchange for $100,000 and Miri Ben Ari in exchange for $50,000;
(b) An Assignment of Servicemarks and Trademarks for the trademarks used in connection with the Business between Maman and the Company; and
(c) An Assignment of Patents for the patents used in connection with the Business between Maman and the Company.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF CONTRIBUTOR
Contributor hereby represents and warrants that as of the date hereof:

SECTION 3.1 Capitalization and Ownership. There are 200 shares of BPU’s Common Shares (“Contributor Common Stock”) issued and outstanding. All such Contributor Common Stock are owned legally and beneficially by the following persons in the following amounts: (a) Maman owns 70 shares; Amnon Ashtar owns 70 shares; Dean Gangbar owns 40 shares; and Miri Ben Ari owns 20 shares. The Contributor Common Stock has been duly authorized and validly issued and is fully paid and nonassessable. There are no outstanding rights, options, warrants, conversion rights, preemptive rights, or agreements for the purchase or acquisition from the Contributor with respect to any shares of the Contributor Common Stock.
SECTION 3.2 Organization.
(a) BPU is a corporation that is duly organized, validly existing, and in good standing under the laws of its state (or jurisdiction) of incorporation, with the corporate power and authority to own, lease, and operate its properties and to carry on its business as now being conducted.

(b) The copies of the Certificate of Incorporation and all amendments thereto of BPU, as certified by the Secretary of State (or equivalent official) of the state (or jurisdiction) of its incorporation, and the Bylaws, as amended to date.
SECTION 3.3 Authority. Contributor has the corporate and personal, as applicable, power and authority to execute and deliver this Agreement and the Other Agreements and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Contributor of this Agreement and the Other Agreements, as the case may be, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by the Board of Directors of Contributor; no other corporate proceedings on the part of Contributor or any other person or entity, whether pursuant to the Certificate of Incorporation or Bylaws of Contributor or by law or otherwise, are necessary to authorize Contributor to enter into this Agreement and the Other Agreements, as the case may be, or to consummate the transactions contemplated hereby and thereby; and this Agreement is the legal, valid, and binding obligation of Contributor; and each Other Agreement will be the legal, valid, and binding obligation of Contributor.
SECTION 3.4 No Violations. Neither the execution or delivery of this Agreement or the Other Agreements, nor the consummation of the transactions contemplated hereby or thereby
(a) Requires any filing or registration with, or consent, authorization, approval, or Permit of, any governmental or regulatory authority on the part of Contributor; or
(b)  (i) violates or breaches or constitutes a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or give rise to a right to terminate, any mortgage, contract, agreement, deed of trust, license, lease, or other instrument, arrangement, commitment, obligation, understanding, or restriction of any kind to which Contributor is a party or by which its properties may be bound, or (ii) will cause, or give any person grounds to cause, to be accelerated (with notice or lapse of time or both) the maturity of, or will increase, any liability or obligation of Contributor.
SECTION 3.5 Certain Tax Matters. The Contributor:
(a) Has filed or will file or furnish when due in accordance with all applicable laws all Tax returns, statements, reports, and forms (including information returns and reports) required to be filed or furnished with respect to any Pre-Contribution Tax Period (collectively, the “Returns”);
(b) Has correctly reflected in all material respects on the Returns (and, as to any Returns not filed as of the date hereof, will correctly reflect) the facts regarding its income, business, assets, operations, activities, and status of any other information required to be shown therein;

(c) Has timely paid, withheld, or made adequate provision for all Taxes shown as due and payable on the Returns that have been filed;
(d) Is not subject to any liens for Taxes on its assets;
(e) Is not subject to any (A) claims, audits, actions, suits, proceedings, or investigations with respect to any Tax or assessment, and (B) requests for rulings in respect of any Tax or any proposed transaction pending before any Taxing Authority.
SECTION 3.6 Patents, Trademarks, and Similar Rights.
(i) Contributor has the sole and exclusive right to use the Intangible Property, and the consummation of the transactions contemplated by this Agreement and the Other Agreements will not alter or impair any such rights and will result in the Company having the sole and exclusive right to use all such Intangible Property used primarily in the Business and, with respect to Intangible Property subject to the Assignment of Servicemarks and Trademarks and Assignment of Patents between the Contributor and the Company dated even date herewith, the right to use such Intangible Property to the same extent it is currently used in the Business;
(ii) No claims have been asserted by any person or entity for the use of any such Intangible Property or challenging or questioning the validity or effectiveness of any such license or agreement, and Contributor have no knowledge of any valid basis for any such claim; and
(iii) To the knowledge of Contributor, the use of such Intangible Property by Contributor does not infringe on the rights of any person or entity.
SECTION 3.7 Litigation. There are no lawsuits, litigation or claims pending or threatened by or against, or involving Contributor or any directors, officers, or employees thereof in their capacity as such that are connected to the Business.
ARTICLE IV
MISCELLANEOUS PROVISIONS
SECTION 4.1 Release by Contributor. Contributor, for themselves, and their affiliates, assigns, heirs and executors, does hereby forever and unconditionally release the Company and each other shareholder of the Company, together with their affiliates and each of their respective past or present officers, directors, managers, equity holders, employees, agents and attorneys, from any and all claims, actions, causes of action, suits, claims, counterclaims, charges, complaints, demands, liabilities or obligations of any kind whatsoever, whether known or unknown, arising out of any matter, cause or thing occurring before the date hereof, including without limitation all claims relating to or arising out of their interest as a shareholder or creditor of the Company or any interest in any intellectual property rights which are owned or used by the Company. Such released claims shall include, but not limited to, all claims which Contributor has had or now has and which could have been asserted under state or federal statute or law, including specifically, but not limited to (i) any and all claims and rights for additional compensation, payments or benefits of whatever nature, and (ii) any and all claims for breach of fiduciary duty, breach of contract, fraud, negligent misrepresentation, negligence, impairment of economic opportunity, any tort (whether intentional or negligent), violation of federal or state unfair trade practices law, violation of state or federal securities law, and violation of any and all other federal, state and local laws and regulations. This release covers any injuries not now known by Contributor that arise in any way out of events occurring prior to the date of the execution of this Agreement. This release shall not apply to any rights or duties arising under this Agreement. Contributor agrees that the Company and their affiliates may plead this release as a complete bar to any action or suit before any court or administrative body with respect to any claim released herein.

SECTION 4.2 Amendment and Modification. This Agreement may be amended, modified, or supplemented only by written agreement of the parties hereto.
SECTION 4.3 Waiver of Compliance; Consents. Any failure of a party to comply with any obligation, covenant, agreement, or condition herein may be waived by the other party; provided, however, that any such waiver may be made only by a written Instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement, or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
SECTION 4.4 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any party may assign any of its rights hereunder, but no such assignment shall relieve it of its obligations hereunder. Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any person other than the parties, any successors and permitted assigns, any rights, remedy, or claim under or by reason of this Agreement or any provisions herein contained.
SECTION 4.5 Further Assurances. From time to time, at the request of Contributor or the Company and without further consideration, each party, at its own expense, will execute and deliver such other documents, and take such other action, as Contributor or the Company may reasonably request in order to consummate more effectively the transactions contemplated hereby and to vest in the Company good and marketable title to the Assets. Contributor hereby constitutes and appoints, effective as of the Contribution Date, the Company and its successors and permitted assigns as the true and lawful attorney of Contributor with full power of substitution in the name of the Company or in the name of Contributor, but for the benefit of the Company, to collect for the account of the Company any items of Assets and to institute and prosecute all proceedings which the Company may in its reasonable discretion deem proper in order to assert or enforce any right, title, or interest in, to, or under the Assets, and to defend or compromise any and all action, suits, or proceedings in respect of the Assets. The Company shall be entitled to retain for its own account any amounts collected pursuant to the foregoing powers, including any amounts payable as interest in respect thereof.

SECTION 4.6 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of North Carolina (without regard to its conflicts of law doctrines).
SECTION 4.7 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument and shall become a binding Agreement when one or more of the counterparts have been signed by each of the parties and delivered to the other party.
SECTION 4.8 Headings. The article and section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
SECTION 4.9 Entire Agreement. This Agreement and other documents and instruments referred to herein and the Other Agreements, embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.
SECTION 4.10 Severability. If any one or more provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal, or unenforceable provision had never been contained herein.
IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

/s/ Priel Maman
Priel Maman

Beauty & Pinups, Inc.

By: /s/ Priel Maman
Name:
Title:

Beauty and Pin Ups, LLC

By: /s/ Kenneth Kahn
Name: Kenneth Kahn
Title: Chief Executive Officer